VIMPELCOM WINS THE BEST CORPORATE GOVERNANCE AWARD
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Moscow  (December 26, 2002) - Open Joint Stock  Company  "Vimpel-Communications"
("VimpelCom"   or  the   "Company")   (NYSE:   VIP)  won  "The  Best   Corporate
Governance-2002 in Russia" award by the Association for the Protection of Investor Rights on December 19, 2002.

According to the poll held among the Association's members, which consist of 27 investment funds and asset management companies, VimpelCom has the best corporate governance record of all Russian companies. This was the third year that the Association for the Protection of Investor Rights has presented this award.

Commenting on the announcement, Valery Goldin, Vice President of International and Investor Relations of VimpelCom, said: "I believe this award recognizes VimpelCom's special role in promoting corporate governance values in Russia. In 1994, VimpelCom was one of the first Russian companies to make adherence to corporate governance principles one of its highest priorities. Two years later, in 1996, VimpelCom received worldwide recognition as the first Russian company to list on the New York Stock Exchange."

The Association for the Protection of Investor Rights is a Moscow-based non-profit organization aimed at unifying investor efforts to protect their rights and improve corporate governance in Russia. The Association includes both Russian and non-Russian investors working in the Russian market.

VimpelCom is a leading provider of telecommunications services in Russia, operating under the "Bee Line" family of brand names, which are among the most recognized brand names in Russia. The VimpelCom Group's license portfolio covers approximately 94% of Russia's population (137 million people), including the City of Moscow and the Moscow Region and the City of St. Petersburg. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange ("NYSE"). VimpelCom's ADSs are listed on the NYSE under the symbol "VIP". VimpelCom's convertible notes are listed on the NYSE under the symbol "VIP 05".

For more information, please contact:

Valery Goldin                                Christopher Mittendorf
VimpelCom (Moscow)                           Edelman Financial Worldwide
Tel: 7(095) 974-5888                         Tel: 1(212) 704-8134
vgoldin@vimpelcom.com                        christopher.mittendorf@edelman.com